

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2014

Via E-mail
Anastasiia Iurova
President
Lagoon Group Corp.
Rodriguez y Valenzuela LT 91-2B
Urb. Comarca, Quito, Ecuador

> **Re: Lagoon Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 4, 2014**
> **File No. 333-197103**

Dear Ms. Iurova:

We have reviewed your registration statement and have the following comments.

Prospectus Summary, page 5

1. We note your disclosure here and throughout your registration statement that you received a prepayment in the amount of $2000. Please revise to clearly explain the terms of the prepayment arrangement.

Product, page 21

2. We note your response to comment 11 in our letter dated July 23, 2014. Please add a new risk factor disclosing the risks that you may be potentially violating distribution or exclusivity agreements that teeth whitening manufacturers may have with other parties.

Sales and Marketing Strategy, page 22

3. We note your response to comment 12 in our letter dated July 23, 2014. Please disclose in this section that Arturo Rodrigo Perea Lozano is not obligated to buy any products from you.

4. We note your response to comment 13 in our letter dated July 23, 2014. Please include a new risk factor covering trademark issues you may have with the manufacturer of Crest 3D White Whitestrips and any other manufacturers of products you plan to sell.

Report of Independent Registered Public Accounting Firm, page F-1

5. We note the revision related to comment 16 in our letter dated July 23, 2014. Please have your auditors revise the introductory and opinion paragraphs of the audit report to

disclose, if true, that they have audited the balance sheet as of December 31, 2013 and the related statements of operations, stockholders' deficit and cash flows for the period from September 24, 2013 (inception) through December 31, 2013.

Consent

6. We note the revision related to comment 20 in our letter dated July 23, 2014. The disclosure herein refers to your auditor's reports "for the period ended as of December 31, 2013". Please have your auditors revise their consent to disclose that they consent to the use of their reports dated January 22nd, 2014 on the balance sheet of Lagoon Group, Corp. as of December 31, 2013 and on the related statements of operations, stockholders' deficit and cash flows for the period from September 24, 2013 (inception) through December 31, 2013.

You may contact Patricia Do, Staff Accountant at (202) 551-3743 or, in her absence, Melissa Rocha, Senior Assistant Chief Accountant at (202) 551-3760 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
        Scott Olson, Esq.